UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 15)*

                           Total System Services, Inc.
                                (Name of Issuer)

                           $.10 Par Value Common Stock
                         (Title of Class of Securities)

                                   891906-10-9
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_| . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















                                Page 1 of 8 pages


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                                       13G

CUSIP No.  891906-10-9
--------------------------------

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Columbus Bank and Trust Company,  as parent holding company and in various fiduciary capacities, and Synovus Financial Corp. as parent holding company of Columbus Bank and Trust Company.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]

            (b) [X]

3          SEC USE ONLY



4          CITIZENSHIP OR PLACE OF ORGANIZATION

                 Georgia

Number of       5   SOLE VOTING POWER
Shares              104,401,292 - Beneficial ownership recognized
Benefi-             753,739 - Beneficial ownership disclaimed; Held as fiduciary cially
Owned By
Each
Reporting
Person With
                6  SHARED VOTING POWER
                   207,410 - Beneficial ownership disclaimed; Held as fiduciary

                7  SOLE DISPOSITIVE POWER
                   104,401,292 - Beneficial ownership recognized
                   743,962 - Beneficial ownership disclaimed; Held as fiduciary

                8  SHARED DISPOSITIVE POWER
                   210,510 - Beneficial ownership disclaimed;  Held as fiduciary

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               (Includes Beneficial Ownership disclaimed)
               105,413,741

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               81.5%
               (Calculated excluding from outstanding shares all shares owned by Issuer as Treasury shares)

12         TYPE OF REPORTING PERSON

               BK and HC


                                   Page    2    of    8


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                                                                     Page 3 of 8



                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with this statement.  [   ]

1.       (a)      Name of Issuer: Total System Services, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1200 Sixth Avenue

                  Columbus, Georgia 31901

2.       (a) & (b)  Name and Principal Business Office of Person Filing:

                  Synovus Financial Corp., One Arsenal Place, 901 Front Avenue, Suite 301

                  Columbus, Georgia    31901

                  Columbus Bank and Trust Company, 1148 Broadway

                  Columbus, Georgia 31901

         (c) Citizenship: Columbus Bank and Trust Company, Synovus Financial Corp., and Total System Services, Inc. are Georgia corporations, with Columbus Bank and Trust Company being a Georgia banking corporation, and Synovus Financial Corp. and Total System Services, Inc. being Georgia business corporations.

          (d) Title of class of securities: $.10 par value common stock.

          (e)     CUSIP No. 891906-10-9

3. Check whether person filing is a:

         (a)      [ ]  Broker or Dealer registered under Section 15 of the Act

         (b)      [X]  Bank as defined in section 3(a)(6) of the Act

         (c)      [ ]  Insurance Company as defined  in  section 3(a)(19) of the
                       Act

         (d)      [ ]  Investment  Company  registered  under  section  8 of the
                       Investment Company Act

         (e)      [ ]  Investment  Adviser  registered under  section 203 of the
                       Investment. Advisers Act of 1940

         (f)      [ ]  Employee   Benefit   Plan,   Pension    Fund   which   is
                       subject  to  the  provisions  of the Employee  Retirement
                       Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

         (g)      [X]  Parent Holding  Company,  in accordance  with ss.
                       240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)      [ ]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)


4.       Ownership:

         (a)      Amount   beneficially  owned  (Includes  shares  as  to  which
                  beneficial ownership is disclaimed).

                  December 31, 1997      105,413,741

         (b) Percent of Class: 81.5% (Calculated excluding from outstanding shares all shares owned by the Issuer as treasury shares).

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote

                            104,401,292 - Beneficial ownership recognized

                            753,739 - Beneficial ownership disclaimed; held as fiduciary

                  (ii)     Shared power to vote or to direct the vote

                            207,410 - Beneficial ownership disclaimed; held as fiduciary

                  (iii)    Sole power to dispose or to direct the disposition of

                            104,401,292 - Beneficial ownership recognized

                            743,962 - Beneficial ownership disclaimed; held as fiduciary

                  (iv) Shared power to dispose or to direct the disposition of 210,510 - Beneficial ownership disclaimed; held as fiduciary


         For an additional discussion on this item, see Exhibits "A" and "B" attached hereto.

5.       Ownership of Five Percent or Less of a Class.

            Not Applicable


6.       Ownership of More than Five Percent on Behalf of Another Person.

            SEE EXHIBIT "B"


7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            SEE EXHIBIT "B"


8. Identification and Classification of Members of the Group.

            Not Applicable


9.       Notice of Dissolution of Group.

            Not Applicable


10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          COLUMBUS BANK AND TRUST
                                          COMPANY


                                          By:   /s/James D. Yancey
                                                James D. Yancey
                                                Vice Chairman

Date: February 4, 1998
                                          SYNOVUS FINANCIAL CORP.


                                          By:   /s/G. Sanders Griffith, III
                                                G. Sanders Griffith, III
                                                Senior Executive Vice President

Date: February 4, 1998

                                   EXHIBIT "A"

         In addition to the securities identified in the response to Item 4, as of December 31, 1997, the banking and trust company subsidiaries of Synovus Financial Corp. and the trust company subsidiary of Columbus Bank and Trust Company possessed neither sole nor shared voting or investment power in connection with 1,310,790 shares of the class of securities which is the subject of this report, which were held in various agency, custody, safekeeping or asset management capacities, or with brokers, for various agency, custody, safekeeping or asset management customers. Such securities are not included in the response to such item in this report. However, appropriate disclosures, such as that currently at hand, by "footnote" or otherwise, will be included in all future reports to identify the volume of such securities held in agency, custody, safekeeping, asset management or other capacities in which they possess neither sole or shared voting or investment power.

                                   EXHIBIT "B"

         As of December 31, 1997, Columbus Bank and Trust Company, the parent holding company of the issuer, as well as a banking subsidiary of Synovus Financial Corp. and a signatory party hereto, possessed the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 80.7% of the class of the securities which is the subject of this report, equal to 104,401,292 shares, of which the beneficial ownership is recognized. In addition, 1,012,449 shares of the class of securities which is the subject of this report are held by Synovus Trust Company, the wholly-owned trust company subsidiary of Columbus Bank and Trust Company, of which the beneficial ownership is disclaimed, as set forth below. None of the other subsidiaries of any of the signatory parties hereto have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities which is the subject of this report, as of December 31, 1997. None of such subsidiaries, individually or in the aggregate, possesses such right or power relating to more than five percent of the class of the securities which is the subject of this report.

         Held by Columbus Bank and Trust Company and its wholly-owned trust company subsidiary, Synovus Trust Company, as of December 31, 1997.

    Sole                 Shared           Sole Power                Shared Power
Voting Power          Voting Power        To Dispose                To Dispose
------------          ------------        -----------------         ------------
104,401,292<F1>       207,410<F2>         104,401,292<F1>           210,510<F2>
753,739<F2>                                    743,962<F2>

<F1>Columbus Bank and Trust Company is the  registered  owner and possesses sole voting and investment power with respect to 104,401,292 shares of the class of the securities which is the subject of this report, the beneficial ownership of which is recognized.

<F2>As of December 31, 1997,  Synovus  Trust  Company,  the  wholly-owned  trust company subsidiary of Columbus Bank and Trust Company, held in various fiduciary capacities 753,739 shares as to which it possessed sole voting power, 743,962 shares as to which it possessed sole investment power, 207,410 shares as to which it possessed shared voting power, and 210,510 shares as to which it possessed shared investment power, of the class of the securities which is the subject of this report, the beneficial ownership of which is disclaimed.